Schedule B
Fee Schedule1

Administration Services Fees:

-See attached Services List

Basis Points	Average Net Assets for the Fund Complex

5.0 bp	First $250 million
3.0 bp	Next $250 million
1.0 bp	Thereafter

Annual Minimum*

$165,000	Fund Complex1
$5,000	For each additional share class

* The complex minimum is calculated at the Trust level and only applies if greater than the basis points fee schedule.

1Fund complex comprised of:

•	Alternative Energy Fund
•	Asia Focus Fund
•	Asia Pacific Dividend Fund
•	China & Hong Kong Fund
•	Global Energy Fund
•	Global Innovators Fund
•	Renminbi Yuan & Bond Fund
•	Inflation Managed Dividend Fund

Out-Of-Pocket Expenses

Including but not limited to: postage, stationery, proxies, insurance, EDGAR filings, retention of records, federal and state regulatory filing fees, expenses from Board of Trustees meetings, conversion expenses (if necessary), and all other standard and necessary out-of-pocket expenses.

1 Effective 11/9/09.
2 Effective 4/1/12.

1